Exhibit 99.1

Concorde International Group Secures SG$11.6 Million (Approx. US$9.0 Million)
in New Multi-Year Recurring Revenue Contracts

Singapore – June 17, 2025 – Concorde International Group Ltd. (NASDAQ: CIGL) (“Concorde” or the “Company”), an integrated security services provider that combines physical manpower and innovative technology to deliver effective security solutions, today announced that it has secured a total of SG$11,621,370 (approximately US$9,040,472) in new contracts from January through May 2025. The contracts include engagements with new clients as well as expanded agreements with existing customers across newly secured sites.

Majority of the contracts represent multi-year recurring revenue, to be recognized over the 2025–2029 period. The wins include four contracts awarded via public tenders, with two coming from Singapore government-related organizations. These contracts span a variety of sites, including schools, factories, and banks, reflecting Concorde’s robust capability in delivering tailored security solutions to critical infrastructure.

By comparison, Concorde signed SG$10,915,868 (approximately US$8,492,916) in similar recurring contracts for the fiscal year ended December 31, 2024. The Company’s continued growth reinforces its position as a leading provider of integrated security services in Singapore—one of Asia’s most advanced and competitive security markets.

Concorde has gained significant recognition for its disruptive innovation in the integrated monitoring of properties, assets, and building systems, ensuring round-the-clock surveillance and operational efficiency. This is made possible through its proprietary suite of intelligent security solutions known as “I-Guarding Services.”

Swee (Alan) Kheng Chua, Chairman and Chief Executive Officer of Concorde, commented, “We’re only halfway through the year, and we’ve already surpassed the total value of new contracts signed in all of 2024. These new contracts validate the market’s confidence in our solutions and position us for continued growth as we expand our footprint in both the public and private sectors. Singapore remains one of the most sophisticated and competitive security markets in Asia, and our continued momentum reinforces Concorde’s leadership in delivering reliable, technology-driven security and facilities management solutions to a diverse client base.”

About Concorde International Group Ltd

Concorde International Group Limited (Nasdaq: CIGL) is a Singapore-based company specializing in integrated security solutions and facilities management services. Established in 1997, the Company is recognized for its bold and disruptive innovation with its integrated monitoring of properties, assets and building service systems under 24/7 surveillance, ensuring complete security and business efficiency. This is done through a suite of smart security solutions called “I-Guarding Solutions”. The first of these solutions is its patented I-Man Facility Sprinter (“IFS”) – a revolutionary mobile vehicular platform providing security and facility maintenance services.

For more information, please visit: https://www.concordesecurity.com/.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement and annual report filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, contact:

Investor Relations Contact:

Crescendo Communications, LLC

David Waldman/Natalya Rudman

Tel: (212) 671-1020

Email: CIGL@crescendo-ir.com